UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 16, 2021

LGL SYSTEMS ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39125	83-4599446
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

165 W. Liberty Street, Suite 220 Reno, NV	89501
(Address of Principal Executive Offices)	(Zip Code)

(705) 393-9113
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DFNS.U	The New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	DFNS	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock	DFNS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

LGL Systems Acquisition Corp., a Delaware corporation (“LGL”) is aware of the U.S. Securities and Exchange Commission’s Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was released on April 12, 2021 (the “Staff Statement”). LGL is evaluating the applicability and impact of the Staff Statement on its historical financial statements that have been filed with the U.S. Securities and Exchange Commission.

On March 15, 2021, LGL Systems Acquisition Corp., a Delaware corporation (“LGL”), entered into an Agreement and Plan of Reorganization and Merger (“Merger Agreement”) by and among LGL, LGL Systems Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of LGL, and IronNet Cybersecurity, Inc., a Delaware corporation (“IronNet”). LGL does not believe the application of the Staff Statement would materially impact its stockholders’ consideration of the business combination proposal and other proposals to be considered at a meeting of stockholders to be scheduled prior to the mailing of the proxy statement/prospectus referenced below.

Important Information and Where to Find It

This Report relates to a proposed transaction between LGL and IronNet. LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 W. Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including statements regarding the impact of the Staff Statement stockholders’ consideration of the business combination proposal and other proposals. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the outcome of LGL’s analysis of the accounting of its warrants; the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Robert LaPenta Jr.
	Name:	Robert LaPenta Jr.
	Title:	Co-Chief Executive Officer and Chief Financial Officer

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